# SEC Schedule 13G/A (Amendment No. 5) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: New Horizon Aircraft Ltd., CIK 0001930021
CUSIP: 64550A107
Title of class of securities: Class A Ordinary Shares
Address of issuer's principal executive offices: 3187 Highway 35, Lindsay, Ontario Canada (A6), K9V 4R1
Date of event which requires filing of this statement: 07/31/2026
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0001636266

## Reporting persons
- Canso Investment Counsel Ltd.: type of reporting person: non-U.S. institution (FI); citizenship or place of organization: Ontario Canada (A6); sole voting power 13,323,128; shared voting power 0; sole dispositive power 13,323,128; shared dispositive power 0; aggregate amount beneficially owned 13,323,128 (17.7% of the class)
  Comment: The shares reported as beneficially owned include (i) 4,834,239 Class A Ordinary Shares held directly by the reporting person and (ii) 8,488,889 Class A Ordinary Shares issuable to the reporting person upon the conversion of the Issuer's Series A Preferred Shares held by the reporting person.

## Item 1. Issuer
Name of issuer: New Horizon Aircraft Ltd.
Address of issuer's principal executive offices: 3187 Highway 35 Lindsay, Ontario, K9V 4R1

## Item 2. Person Filing
Name of person filing: Canso Investment Counsel Ltd.
Address of principal business office or, if none, residence: 100 York Boulevard, Suite 550, Richmond Hill, Ontario, L4B1J8, Canada
Citizenship: Ontario, Canada

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: non-U.S. institution (FI)
Type of institution (non-U.S. institution) or other detail: Portfolio manager registered in Ontario, Canada and other Canadian provinces

## Item 4. Ownership
Amount beneficially owned: 13,323,128
Percent of class: 17.7%
Sole power to vote or to direct the vote: 13,323,128
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 13,323,128
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: The securities reported to be beneficially owned by Canso Investment Counsel Ltd. are owned of record by certain managed accounts of Canso Investment Counsel Ltd. These managed accounts have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification:
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

By signing below I certify that, to the best of my knowledge and belief, the foreign regulatory scheme applicable to a portfolio manager registered in Ontario, Canada and other Canadian provinces is substantially comparable to the regulatory scheme applicable to the functionally equivalent U.S. institution(s). I also undertake to furnish to the Commission staff, upon request, information that would otherwise be disclosed in a Schedule 13D.

## Signatures
- Canso Investment Counsel Ltd.: /s/ Jeff Tang, Jeff Tang, Portfolio Manager and Chief Compliance Officer (08/10/2026)